EXHIBIT 99.1

BrainsWay Reports Third Quarter 2025 Financial Results and Operational Highlights

Revenue increased 29% to $13.5 million in Q3 2025 as compared with Q3 2024

Operating income totaled $1.3 million and Adjusted EBITDA rose approximately 80% to $2.0 million in Q3 2025, as compared with Q3 2024

Remaining performance obligations increased to $65 million

FDA cleared an accelerated protocol for Deep TMS treatment of patients with major depressive disorder (MDD)

Raised midpoint of full-year 2025 Revenue and EBITDA guidance

Conference call to be held today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, Israel, Nov. 11, 2025 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported third quarter 2025 financial results and provided an operational update.

Recent Financial and Operational Highlights

  Revenue in the third quarter of 2025 increased 29% to $13.5 million, compared to the third quarter of 2024.
  Approximately 70% of recent customer engagements are structured as multi-year lease agreements.
  Currently have $65 million in remaining performance obligations from customers under multi-year contracts.
  Shipped a net total of 90 Deep TMS™ systems during the third quarter of 2025, a 43% increase compared to the same period last year. Total installed base now stands at more than 1,600 systems.
  Gross margin for the third quarter of 2025 was 75%, compared to 74% in the prior year period.
  Operating income for the third quarter of 2025 was $1.3 million, compared with $0.3 million for the prior year period.
  Adjusted EBITDA1 for the third quarter of 2025 increased 81% to $2.0 million, compared to $1.1 million for the third quarter of 2024.
  Net profit for the third quarter of 2025 increased 137% to $1.6 million, compared to $0.7 million for the third quarter of 2024.
  As of September 30, 2025, cash, cash equivalents, and restricted cash totaled $70.7 million.
  The U.S. Food and Drug Administration (FDA) cleared BrainsWay’s Accelerated Deep TMS™ protocol for the non-invasive treatment of Major Depressive Disorder (MDD), including patients with comorbid anxiety symptoms.
  The NIH has awarded a $2.5 million, five-year R01 grant to researchers at Stanford University and the Palo Alto Veterans Institute for Research to study the mechanism and efficacy of an accelerated Deep TMS protocol, using BrainsWay’s device for the treatment of Alcohol Use Disorder (AUD).
  Announced four new minority equity investments in 2025, expanding strategic presence across the mental health treatment ecosystem.
  Announced an initial $5 million strategic investment in Neurolief Ltd., a developer of the world’s first wearable, non-invasive, multi-channel brain neuromodulation platform for home use, with an option to acquire the company.

Full-Year 2025 Financial Guidance

  With results continuing to trend toward the high end of expectations and improved visibility into the remainder of the year, the Company is raising the midpoint and narrowing its full-year 2025 financial outlook: including:
    Revenues of $51 million – $52 million, up from the previous guidance of $50 million – $52 million;
    Operating income of 6% – 7%, up from the previous guidance of 4% – 5%; and
    Adjusted EBITDA of 13% – 14%, up from the previous guidance of 12% – 13%.

“Market dynamics continue to align in our favor as we maintained strong top-line growth and increased profitability. Our Deep TMS system drove record demand in the third quarter of 2025, with meaningful adoption among both existing and new customers. Looking ahead, we see significant opportunities to extend our leadership through new therapeutic indications, accelerated treatment protocols, and broader market adoption initiatives, including potential strategic collaboration involving complementary technologies such as the at-home solutions offered by Neurolief following our recent investment in that company” said Hadar Levy, BrainsWay’s Chief Executive Officer.

“With much of our revenue derived from multi-year customer agreements, we believe we have built a solid foundation for sustainable growth. In line with this, we continue to take deliberate steps to generate long-term value for shareholders. To this end, over the past year, we have gained significant momentum with our strategic initiative to invest in high-performing mental health providers through minority equity investments. To date in 2025, we have announced four such investments and are evaluating additional opportunities. In addition to our potential as equity investors, we believe this initiative has the potential to support our core business by accelerating awareness of therapies like Deep TMS with these mental health clinics and their patients,” concluded Mr. Levy.

Call and Webcast

BrainsWay’s management will host a conference call on Tuesday, November 11, 2025, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Tuesday, November 11, 2025, at 8:30 AM Eastern Time:

United States:	1-877-300-8521
International:	1-412-317-6026
Israel: Conference ID:	1-80-921-2373 10203968
Webcast:	Link

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating profit and net profit, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net profit adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating profit (loss) or net profit (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net profit (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net profit (loss) and our IFRS financial results.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks relating to the Company’s ability to consummate, finance and close proposed or potential investments, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

_____________________
1 See Adjusted EBITDA details and reconciliation table in the appendix below.

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	September 30,	December 31,
	2025	2024
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$70,458	$69,345
Restricted cash	251	271
Trade receivables, net	5,129	4,596
Inventory	4,418	4,426
Other current financial assets	1,079	-
Other current assets	1,598	1,032
	82,933	79,670
Non-Current Assets
Investments in financial assets	12,567	-
System components	2,912	1,707
Leased systems, net	4,561	3,959
Other property and equipment, net	787	752
Right-of-use assets	5,757	5,530
Other long-term assets	3,545	2,698
	30,129	14,646
	$113,062	$94,316

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$2,791	$2,868
Deferred revenues	13,615	4,434
Liability in respect of government grants	2,488	1,293
Current maturities of lease liabilities	1,043	824
Other accounts payable	6,056	5,927
	25,993	15,346
Non-Current Liabilities
Deferred revenues	6,466	3,625
Liability in respect of government grants	4,829	5,803
Lease liabilities	5,709	4,800
Warrants liability	-	2,429
	17,004	16,657

Equity
Share capital	418	413
Share premium	159,873	157,597
Reserve for share-based payment	3,517	4,872
Warrants	2,126	-
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(93,681)	(98,381)
	70,065	62,313

	$113,062	$94,316

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)
U.S. dollars in thousands (except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Revenues	$13,512	$10,502	$37,680	$29,602
Cost of revenues	3,353	2,781	9,412	7,532
Gross profit	10,159	7,721	28,268	22,070

Research and development expenses, net	2,396	1,809	7,072	5,146
Selling and marketing expenses	4,729	4,108	13,831	11,731
General and administrative expenses	1,781	1,523	4,958	4,233
Total operating expenses	8,906	7,440	25,861	21,110

Operating profit	1,253	281	2,407	960

Finance income	1,126	830	4,540	1,945
Finance Expense	571	374	1,778	1,182
Profit before income taxes	1,808	737	5,169	1,723
Income taxes	242	75	469	350
Net profit and total comprehensive profit	$1,566	$662	$4,700	$1,373

Basic net income per share	$0.04	$0.02	$0.12	$0.04
Diluted net income per share	$0.04	$0.02	$0.11	$0.04

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Total comprehensive profit	$1,566	$662	$4,700	$1,373
Adjustments to reconcile net profit to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	179	188	550	308
Depreciation of leased systems	225	260	636	755
Impairment and disposal of inventory and system components	68	600	236	1,242
Finance income, net	(555)	(456)	(2,762)	(763)
Cost of share based payment	364	388	916	1,057
Income taxes	242	75	469	350
Total adjustments to reconcile profit	523	1,055	45	2,949
Changes in asset and liability items:
Decrease (increase) in inventory	(115)	(465)	310	(572)
Decrease (increase) in trade receivables	(1,246)	415	(419)	295
Decrease (increase) in other current assets	(796)	41	(532)	72
Increase (decrease) in trade payables	1,551	(366)	(139)	514
Increase (decrease) in other accounts payable	1,330	456	492	(74)
Increase (decrease) in deferred revenues	(2,669)	(52)	12,022	1,151
Total changes in asset and liability	(1,945)	29	11,734	1,386
Cash paid and received during the period for:
Interest paid	(34)	(81)	(88)	(104)
Interest received	1,274	613	3,022	2,194
Income taxes paid	2	-	(634)	(994)
Total cash received during the period	1,242	532	2,300	1,096
Net cash provided by operating activities:	1,386	2,278	18,779	6,804

Cash flows from investing activities:
Purchase of property and equipment and system components, net	(800)	(1,300)	(3,009)	(2,871)
Withdrawal of restricted cash	-	-	20
Proceeds from lease assets	-	-	-	40
Purchase of financial assets measured at fair value	(7,300)	-	(12,300)	-
Proceeds from short-term bank deposits	10,000	-	-	35,000
Investment in short-term bank deposits	-	-	-	-
Investment of long-term deposits, net	(535)	(34)	(1,171)	(15)
Net cash provided by (used in) investing activities	1,365	(1,334)	(16,460)	32,154

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	-	(572)	(641)	(1,104)
Exercise of share options	-	-	-	19
Repayment of lease liability	(208)	(126)	(586)	(237)
Net cash used in financing activities	(208)	(698)	(1,227)	(1,322)
Exchange rate differences on cash and cash equivalents	3	17	21	(29)

Increase in cash and cash equivalents	2,546	263	1,113	37,607
Cash and cash equivalents at the beginning of the period	67,912	47,864	69,345	10,520
Cash and cash equivalents at the end of the period	$70,458	$48,127	$70,458	$48,127

(a) Significant non cash transactions:
Change in prepaid expenses recognized with corresponding liability	$(1,631)	$-	$(144)	$-
Right-of-use asset recognized with corresponding lease liability	$638	$5,469	$835	$5,650

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net profit, the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Net profit and total comprehensive profit	$1,566	$662	$4,700	$1,373

Finance income, net	(555)	(456)	(2,762)	(763)
Income taxes	242	75	469	350
Depreciation and amortization	179	188	550	308
Depreciation of leased systems	225	260	636	755
Cost of share based payment	364	388	916	1,057
Restructuring and litigation Cost	-	-	258	-
Adjusted EBITDA	$2,021	$1,117	$4,767	$3,080